Royal Dutch Shell plc Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands
Mr. Brad Skinner Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America	Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com

September 30, 2014

RE:	Royal Dutch Shell plc
Form 20-F for Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No.1-32575
SEC letter September 9, 2014

Dear Mr. Skinner,

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of September 9, 2014, to Ben van Beurden regarding the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2013. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2013, filed March 13, 2014 (Commission File Number 1-32575). Please see below our numbered responses to your comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Upstream, page 23

Proved Undeveloped Reserves, page 25

1.	You state that your proved undeveloped reserves “increased by 543 million boe” in 2013. This appears to represent the net increase during the year, and does not appear to address the various factors that resulted in this net increase, including proved undeveloped reserves converted into proved developed reserves. Please expand this disclosure to identify all items that materially impacted proved undeveloped reserves during the year. For example sources of change, see FASB ASC paragraph 932-235-50-5: See also Item 1203(b) of Regulation S-K.

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503

Mr. Brad Skinner

Securities and Exchange Commission

September 30, 2014

Detail information regarding changes in net quantities of proved reserves, pursuant to requirements of FASB ASC paragraph 932-235-50-5, can be found on pages 141 through 148 of our Form 20-F for the year ended December 31, 2013 (Form 20-F). This information includes the main reasons behind changes greater than 50 million boe within a continent. In 2013 the net increase of 543 million boe of proved undeveloped reserves reflected the maturation of 646 million boe of proved undeveloped reserves to proved developed reserves as the result of project execution. In future Form 20-F filings, we will include the amount of proved undeveloped reserves that as a result of project execution moved to proved developed reserves during the year.

2.	In addition, you state that 107 million boe of “new proved undeveloped reserves in 2013 were matured to proved developed reserves.” Item 1203 requires the disclosure of first of the year PUD volumes that are converted to proved developed reserves during the years. Please explain this statement to us and explain its impact on beginning-of-the-year PUD volumes.

As noted above, in 2013, Shell matured 646 million boe from proved undeveloped reserves to proved developed reserves. This number includes 107 million boe of new proved undeveloped reserves in 2013 that were matured to developed reserves in the same year.

These new 107 million boe of proved undeveloped reserves were not included in the proved undeveloped reserves balance at the start of the year (1 January 2013) and also were not included in the proved undeveloped reserves at the end of the year (31 December 2013), as these volumes were directly matured to proved developed reserves during the year. These volumes are included in the proved developed reserves at the end of the year (31 December 2013), minus any actual production from these volumes during 2013 after the associated projects were brought on stream.

Kazakhstan, page 27

3.	For your share of the Kashagan project, please explain to us your proved developed reserves, proved undeveloped reserves, projected production resumption date, sunk capital costs, remaining projected capital costs and fees to be assessed by the host government for project delays.

We have no proved developed reserves as of the end of 2013 (or any prior year) associated with our share of the Kashagan project. We have booked only proved undeveloped reserves with regard to our share of the Kashagan project. As disclosed on page 27 of our Form 20-F, after the initial start of production in September 2013, operations had to be stopped due to gas leaks from the sour gas pipeline. The Kashagan joint venture is still in the process of finalizing the pipeline project schedule so the restart date of production has not yet been determined.

Shell’s sunk capital cost associated with its share of the Kashagan project was $8.2 billion at the end of 2013. We estimate the remaining capital cost for phase 1 of the project is $2.3 billion. This includes minor fees to the host government relating to the project delays.

4.	The information you have provided regarding production volumes appears to be presented based on average daily production. Revise your disclosure to present this information based on annual production volumes. See Item 1204(a) of Regulation S-K.

Mr. Brad Skinner

Securities and Exchange Commission

September 30, 2014

In future Form 20-F filings, we will include the annual production of volumes as opposed to the average daily production volumes. The information provided on page 27 did not concern a reference to produced volumes during the year, but rather a reference to the projected production plateau of the project.

General

5.	You state on page 42 that you continue to conduct soil remediation activities in Sudan and to sell polyols to Syria. You list on your website Syria Shell Petroleum Development BV, based in Damascus. It appears from publicly-available information that a distributor of Shell Chemicals, Surfachem Group Ltd., may sell your detergent alcohols to Cuba. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since your letter dated September 15, 2011. Your response should described any goods, technology, services or support you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Syria

As disclosed on page 25, in our Form 20-F for the year ended December 31, 2011, Shell in December 2011 suspended all upstream activities (exploration and production) in Syria. Although all upstream activities have been suspended, Shell continues to hold an interest in Syria Shell Petroleum Development BV (SSPD) and this entity has an unmanned office in Syria. SSPD, however, has not engaged in exploration or production since December 2011. Since 2011, Shell has made limited immaterial payments in Syria primarily relating to employees’ salary, severance, education, social security, taxes, insurance, health care and utilities. In 2012 Shell’s downstream organization had some direct and indirect sales of polyols and toluene diisocyanate into Syria. These sales generated revenue of approximately $11 million. In 2013, Shell had no direct transactions with customers in Syria. With regard to indirect transactions, as disclosed on page 42 of our Form 20-F, Shell is only aware of limited immaterial quantities of polyols sold via a Netherlands-based distributor to private sector customers in Syria. These indirect sales generated revenue of less than $3 million dollars in 2013. With regard to Syria, Shell believes it is and has been in compliance with all United States (US) and European Union (EU) sanctions.

Sudan

As disclosed in our Form 20-F, the only business Shell has conducted in the Sudan relates to soil remediation, which was necessary as a result of our previous operations in the country. In 2013 the aggregate amount paid for such remediation was less than $100,000. Shell believes it is in compliance with all US and EU sanctions with regard to Sudan.

Cuba

Shell is aware of an excel spread sheet that was available on our web site, which incorrectly suggested that Surfachem Group Ltd. sells our detergent alcohols into Cuba. Shell, however, is not aware of any sales, either directly or indirectly into Cuba. Moreover, Shell’s contract with Surfachem Group Ltd., strictly prohibits any sales into Cuba. In this regard we have contacted the Surfachem Group and they have confirmed they have not sold any Shell manufactured products into Cuba. Shell believes it is in compliance with all US sanctions with regard to Cuba.

Mr. Brad Skinner

Securities and Exchange Commission

September 30, 2014

6.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Cuba, Sudan and Syria.

As discussed above, Shell has no contacts with Cuba. Shell believes its limited contacts with Sudan and Syria are both quantitatively and qualitatively immaterial; nonetheless, we have disclosed these contacts in our Form 20-F for the last three years.

We confirm to the staff that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it is the staff’s position that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions please contact me at +31 70 377 3120 or Joseph Babits at +1 713 241 3564.

Sincerely,

/s/ Martin J. ten Brink

Martin J. ten Brink

Executive Vice President Controller

Cc:	Mark Wojciechowski
Division of Corporation Finance
Securities and Exchange Commission

Ronald Winfrey
Petroleum Engineer
Securities and Exchange Commission